SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

Form 11-K/A

| X |	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2003.
| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______

Commission file number     1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

     77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File:	16

Item 4.          ERISA Financial Statements for the Plan

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Jean H. Gibson Senior Vice President, Chief Financial Officer, and Treasurer

Dated:  June 25, 2004

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

EMPLOYEE SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2003 AND 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORTS

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statement of net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2002 were audited by other auditors whose report dated June 13, 2003 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2003, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

April 8, 2004
South Burlington, VT
VT Reg. No. 92-349

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants of
     Central Vermont Public Service Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Central Vermont Public Service Savings and Investment Plan (the "Plan") as of December 31, 2002 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

June 13, 2003

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Investments

Central Vermont Pubic Service (common stock)	$5,657,635	$4,617,863

Mutual, Income and Fixed Funds	43,860,863	35,325,017

Participant Loans	1,087,072	1,074,577

Total Investments	50,605,570	41,017,457

Net Assets Available for Benefits	$50,605,570	$41,017,457

The accompanying notes are an integral part of these financial statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
	2003	2002
CONTRIBUTIONS
Employee	$2,777,972	$2,942,257
Employer	1,117,448	1,106,180
Total Contributions	3,895,420	4,048,437

INVESTMENT INCOME (LOSS)
Net Appreciation (Depreciation) of Fair Value of Investments	8,196,806	(6,319,250)
Interest and Dividend Income (Net)	824,612	681,609
Total Investment Income (Loss)	9,021,418	(5,637,641)

DISTRIBUTIONS
Benefit Payments	(3,323,908)	(2,339,403)
Loan defaults	(4,817)	-
Total Distributions	(3,328,725)	(2,339,403)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	9,588,113	(3,928,607)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	$41,017,457	$44,946,064
End of Year	$50,605,570	$41,017,457

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation (the Company) and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2003 was $12,000. Employees that are age 50 and older could make pre-tax catch-up contributions up to a maximum of $2,000 in 2003. Catch-up contributions were ineligible for employer match. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are at all times 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

The Company's matching contribution is 100 percent of the first 4 percent of eligible pre-tax compensation contributed to the Plan by each participant per pay period. Participants are eligible for the matching contribution in the first quarter following their first anniversary date.

CVPS Common Stock Fund - Effective April 1, 2004, trading restrictions were established for the CVPS Common Stock Fund. The restriction limits participant CVPS Common Stock Fund contributions to 25 percent of the total weekly 401(k) contribution amount and exchanges into the CVPS Common Stock Fund are restricted to 25 percent of the market value of other funds held.

As of April 1, 2004, employees with CVPS Common Stock Fund balances that exceeded 25 percent of their market balance were grandfathered and were not required to reduce their CVPS Common Stock Fund; however, future subsequent trades into the CVPS Common Stock Fund are limited to 25 percent of the market value of other funds held.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the Company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to Company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the Central Vermont Public Service Corporation Common Stock Fund, shares of the Company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participants account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2003 and 2002 range from 7 percent to 10 percent and mature at various dates through 2033.

Plan Trustee - American Express Trust Company (American Express) was trustee of the Plan through April 30, 2002. Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective
May 1, 2002.

Plan Amendments - The Plan was amended effective October 1, 2003, to designate member accounts invested in the CVPS Pooled Stock Fund (CVPS Stock Fund) as the employee stock ownership portion of the Plan and related Trust Fund as that term is defined in Code Section 4975(e)(7). The Company is allowed a tax deduction available on dividends paid on stock held by such an ESOP.

The Plan was also amended effective May 16, 2004, to allow matching employer contributions to commence the first pay period following the eligible employee's entry date.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Contributions made by the Company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - Mutual Funds and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the Central Vermont Public Service Corporation Common Stock Fund (CVPS Common Stock Fund), will be paid out of the Plan's accounts to which such expenses are attributable. These expenses are netted against interest and dividend income in the accompanying statements of changes in net assets available for benefits. Administrative expenses related to the CVPS Common Stock Fund are paid by the Company. Fees related to the Plan as a whole are shared between participants and the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Market Risk - The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the Company.

Note 4 - Income Taxes

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated March 26, 1992, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investment Options

In addition to the CVPS Common Stock Fund, participants can direct investment of their Plan accounts in 14 funds of Fidelity, as well as five other unrelated funds. These funds include the Spartan U. S. Equity Index Fund, Davis New York Venture Fund, Inc. - Class A, USAA Nasdaq - 100 Index Fund, Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B and the Templeton Foreign Fund - Class A.

Participating employees direct investment of their Plan accounts in one or more of the following funds:

Asset Allocation Mutual Funds - The Fidelity Freedom Funds are life cycle or "asset allocation" mutual funds, designed to offer a simple approach to long-term retirement investing by automatically reallocating according to a specified target. Fidelity Freedom Funds offer a blend of stocks, bonds and short-term investments within a single fund. They are designed for investors who don't want to go through the process of picking several funds from the three asset classes, but who still want to diversify among stocks, bonds and short-term investments.

Managed Income Fund - The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions and in fixed income securities.

Income Mutual Fund - The Fidelity Institutional Short-Intermediate Government Fund normally invests at least 80 percent of total assets in U. S. Government or related securities and attempts to maintain dollar-weighted averaged maturity between two and five years. The fund is managed to have similar overall interest rate risk to the Lehman Brothers 1-5 Year U. S. Government Bond Index.

Balanced Mutual Fund - The Fidelity Balanced Fund normally invests approximately 60 percent of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund may invest in securities of domestic and foreign issuers.

Growth Mutual Funds:

Davis New York Venture Fund, Inc. - Class A - Primarily invests in stocks of large U. S. companies with a market capitalization of at least $5 billion, with prospects for long-term sustainable growth. The fund may also invest in smaller cap companies and in foreign securities, which involve greater risk.

Fidelity Blue Chip Growth Fund - Normally invests primarily in common stocks of well-known and established companies and normally invests at least 65 percent of the fund's total assets in blue chip companies. The fund may also invest in companies that are believed to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Disciplined Equity Fund - Normally invests at least 80 percent of the fund's total assets in common stocks. The fund seeks to reduce the impact of industry weightings on the performance of the fund relative to the S&P 500. The fund may invest in securities of domestic and foreign issuers.

Fidelity Low-Priced Stock Fund - Normally invests at least 65 percent of total assets in low-priced common stocks, which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. Investments in smaller companies may involve greater risk than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in growth or value stocks or both. This fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares.

Fidelity Mid-Cap Stock Fund - Normally invests at least 65 percent of total assets in common stocks of companies with medium market capitalizations. The fund may potentially invest in companies with smaller or larger market capitalizations. Investments in smaller companies may involve greater risks than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares.

Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B - Invests primarily in common stocks of small-sized domestic corporations and to a limited extent, foreign corporations. Investments are in companies that are believed to be underfollowed by market analysts and exhibit characteristics of superior growth prospects, accelerating returns or invested capital, sustainable competitive advantages and experienced and incentivized management teams.

Templeton Foreign Fund - Class A - Invests mainly in equity securities of companies in any foreign country, developed or developing. Foreign investments involve greater risks and may offer greater potential returns than U. S. investments. These risks include political, social and economic uncertainties of foreign countries, as well as the risk of market and currency fluctuations.

USAA Nasdaq - 100 Index Fund - The fund typically invests at least 80 percent of its assets in the equity securities of companies composing the Nasdaq-100 Index.

CVPS Common Stock Fund - Consisting of common stock of Central Vermont Public Service Corporation purchased on the open market. Units provide full voting rights and other rights of ownership for the participant. Any units held in this fund that are not voted by the participants are voted by the trustee in the same proportion as those units that are voted by the participants. Dividend income of this fund is automatically reinvested in new units at prevailing market prices.

Brokerage Account - Participants in the Fidelity Brokerage Account decide how to invest the assets in their BrokerageLink account. Options include most listed stocks, options (if approved for options trading), corporate bonds, zero-coupon bonds, U. S. Treasury securities, mortgage securities and U. S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities and other mutual funds (subject to plan limitations). There are additional fees for investing in a BrokerageLink account.

Note 6 - Investments

The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:
	2003	2002
FIDELITY:
Fidelity Blue Chip Growth Fund	$10,236,007	$8,945,900
Fidelity Managed Income Portfolio	8,947,120	8,193,339
Fidelity Disciplined Equity Fund	7,829,265	6,151,015
CVPS Common Stock Fund	5,657,635	4,617,863
Fidelity Balanced Fund	4,923,348	3,572,042
Fidelity Mid-Cap Stock Fund	2,603,330	-
Fidelity Institutional Short-Intermediate Government Fund	-	2,364,237

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,196,806 and during 2002, the Plan's investments depreciated in value by $6,319,250.

	2003	2002
FIDELITY:
Growth Mutual Funds	$5,377,407	$(4,748,518)
Balanced Mutual Fund	971,294	(471,289)
Growth and Income Mutual Fund	57,487	(48,056)
Asset Allocation Mutual Funds	284,405	(42,559)
Brokerage Account	33,305	(29,789)
Managed Income Fund	-	(420)
CVPS Common Stock Fund	1,484,317	180,531
Income Mutual Fund	(11,409)	69,708
AMERICAN EXPRESS:
Mutual Equity Funds*	-	(1,464,649)
Balanced Mutual Fund	-	(253,748)
CVPS Common Stock Fund	-	355,403
Income Fund	-	129,765
Fixed Fund	-	4,371
	$8,196,806	$(6,319,250)

* Includes American Express Trust Blue Chip Advantage Fund II, American Express Trust S&P 500 Index Fund, American Express Trust NASDAQ 100 Index Fund, American Express Trust New Dimensions Fund, Davis New York Venture Fund, AIM Constellation Fund and Templeton Foreign Fund.

Note 7 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2003, the Plan held 228,655 shares of common stock of the Company.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN DECEMBER 31, 2003 FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Plan Sponsor: Central Vermont Public Service Corporation Administrator's EIN: 03-0111290 Plan number: 005
Description	Notes	Units	Cost	Current Value

ASSET ALLOCATION MUTUAL FUNDS Fidelity Freedom Income Fund Fidelity Freedom 2000 Fund Fidelity Freedom 2010 Fund Fidelity Freedom 2020 Fund Fidelity Freedom 2030 Fund Fidelity Freedom 2040 Fund	(1) (1) (1) (1) (1) (1)	23,386.846 11,201.824 80,484.103 69,074.774 34,660.567 673.589	$251,426 127,423 979,611 815,952 388,266 4,814	$259,360 131,957 1,047,903 899,354 448,854 5,092

MANAGED INCOME FUND Fidelity Managed Income Portfolio	(1) (2)	8,947,120.280	8,947,120	8,947,120

INCOME MUTUAL FUND Fidelity Institutional Short-Intermediate Government Fund	(1)	187,053.227	1,792,977	1,825,640

BALANCED MUTUAL FUND Fidelity Balanced Fund	(1) (2)	293,931.247	4,360,728	4,923,348

GROWTH AND INCOME MUTUAL FUND Spartan U.S. Equity Index Fund		8,585.058	314,189	338,337

GROWTH MUTUAL FUNDS
     Davis New York Venture Fund, Inc. - Class A
     Fidelity Blue Chip Growth Fund
     Fidelity Disciplined Equity Fund
     Fidelity Low-Priced Stock Fund
     Fidelity Mid-Cap Stock Fund
     Morgan Stanley Institutional Fund, Inc. - Small Company Growth
         Portfolio - Class B
     Templeton Foreign Fund - Class A
     USAA Nasdaq - 100 Index Fund

	(1) (2) (1) (2) (1) (1) (2)	46,931.474 258,289.354 344,294.833 27,013.929 120,692.158 9,494.639 109,076.101 111,602.478	1,108,137 10,045,595 7,360,468 762,728 2,451,970 73,175 1,035,547 429,584	1,291,554 10,236,007 7,829,265 944,947 2,603,330 99,124 1,160,570 516,720

COMMON STOCK FUND - Common Stock Central Vermont Public Service Corporation (including cash)	(1) (2)	424,739.889	3,483,132	5,657,635

BROKERAGE ACCOUNT Fidelity BrokerageLink	(1)	352,380.810	325,012	352,381

Fund Totals			$45,057,854	$49,518,498

LOANS TO PARTICIPANTS	(1) (3)		1,087,072	1,087,072

TOTAL INVESTMENTS			$46,144,926	$50,605,570

Notes:
(1) Party-in-Interest
(2) Exceeds 5 percent of Plan Net Assets
(3) Interest Rates Range from 7 percent to 10 percent, maturity at various dates through 2033.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statement, File No. 333-57350 and Form S-8 Registration Statements, File No. 333-22741, No. 333-39664, No. 333-57001, No. 333-57005, No. 333-58102, No. 333-77217, and No. 333-102008 of our report dated April 8, 2004 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2003.

/s/ McSoley McCoy & Company

June 24, 2004
South Burlington, VT

VT Reg. No. 92-349

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statements, No. 333-57350 and Form S-8 Registration Statements, File No. 333-22741 No. 333-39664, No. 333-57001, No. 333-57005, No. 333-58102, and No. 333-77217 and No. 333-102008 of our report dated June 13, 2003 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche

June 24, 2004